U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Wicker                           Damion                          E.
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York               10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

Landec Corporation ("LNDC")

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

January 2001
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5.   If Amendment, Date of Original (Month/Year)

February 8, 2001
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)
                                                 Former director (FN 1)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock                            N/A           N/A             N/A         N/A     N/A       1,306,817      I       (FNs 1,2)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                  2.                                                                                      Deriv-    of
                  Conver-                    5.                              7.                           ative     Deriv-  11.
                  sion                       Number of                       Title and Amount             Secur-    ative   Nature
                  or                         Derivative     6.               of Underlying      8.        ities     Secur-  of
                  Exer-             4.       Securities     Date             Securities         Price     Bene-     ity:    In-
                  cise     3.       Trans-   Acquired (A)   Exercisable and  Instr. 3 and 4)    of        ficially  Direct  direct
                  Price    Trans-   action   or Disposed    Expiration Date  ----------------   Deriv-    Owned     (D) or  Bene-
1.                of       action   Code     of(D)          (Month/Day/Year)         Amount     ative     at End    In-     ficial
Title of          Deriv-   Date     (Instr.  (Instr. 3,     ----------------         or         Secur-    of        direct  Owner-
Derivative        ative   (Month/    8)       4 and 5)      Date     Expira-         Number     ity       Month     (I)     ship
Security          Secur-   Day/     ------   ------------   Exer-    tion            of         (Instr.  (Instr.    (Instr. (Instr.
(Instr. 3)        ity      Year)    Code V   (A)  (D)       cisable  Date    Title   Shares     5)       4)         4)       4)
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

Options                                                                        Common
(right to buy)    $.86      N/A     N/A       N/A  N/A        Immed    5/27/05 Stock   5,000     -0-       35,434     D (FN 3)
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Options                                                                        Common
(right to buy)    $7.625    N/A     N/A       N/A  N/A        Immed    2/2/07  Stock  20,000     -0-       35,434     D (FN 3)
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Options                                                                        Common
(right to buy)    $.575     N/A     N/A       N/A  N/A        Immed   12/15/98 Stock   3,478     -0-       35,434     D (FN 4)
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Options                                                                        Common
(right to buy)    $.8625    N/A     N/A       N/A  N/A        Immed    5/25/05 Stock   3,116     -0-       35,434     D (FN 4)
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Options                                                                        Common
(right to buy)    $9.34     N/A     N/A       N/A  N/A        Immed    1/26/06 Stock   5,000     -0-       35,434     D (FN 4)
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
Explanation of Responses:


(1) The reporting person ceased to be a director of the Issuer in May 2000.
The amounts shown represent the beneficial ownership of the Issuer's securities by J.P. Morgan Partners (SBIC), LLC ("JPM SBIC"), formerly known as Chase Venture Capital Associates, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a managing director of JPM SBIC and a limited partner of J.P. Morgan Partners Master Fund Manager, L.P. ("MF Manager"), the general partner of the sole shareholder of JPM SBIC. The actual pro rata portion of such beneficial ownership is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within the sole shareholder of JPM SBIC and within MF Manager. The reporting person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest.

(2) As a result of internal reorganizations and name changes effective as of the first week of January 2001, JPM SBIC became a subsidiary of J.P. Morgan Partners (BHCA), L.P., a limited partnership managed by MF Manager, formerly known as Chase Capital Partners. The reporting person became a limited partner of MF Manager upon its conversion to a limited partnership form of organization. The internal reorganizations and name changes did not alter the proportionate interests of the ultimate security holders of the renamed entities.

(3) and (4) The Options identified by footnotes 3 and 4 to Table II were granted to the reporting person, in the case of those marked by footnote 3, or to Mitchell Blutt, M.D., a former director of the Issuer and a limited partner of MF Manager, in the case of footnote 4, in their capacity as directors of the Issuer. The reporting person and Dr. Blutt are obligated to transfer the Options and any shares issued under the Options to JPM SBIC.



/s/ Damion E. Wicker                                            04/09/01
---------------------------------------------            -----------------------
 Damion E. Wicker                                               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.